Exhibit 99.1

Announcement Monday, 7 April 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE ANNOUNCES LOUISIANA LNG PARTNERSHIP WITH STONEPEAK

Woodside has entered into a binding agreement with Stonepeak, a leading global investment firm specialising in infrastructure and real assets, for the sale of a 40% interest in Louisiana LNG Infrastructure LLC, providing validation of project quality and increasing attractiveness of the project to other potential equity partners.

The transaction significantly reduces Woodside’s capital expenditure profile and is a material step towards readiness for a final investment decision.

Under the transaction, Stonepeak will provide $5.7 billion towards the expected capital expenditure for the foundation development of Louisiana LNG on an accelerated basis, contributing 75% of project capital expenditure in both 2025 and 2026. This enhances the project economics and Woodside’s cash flow profile ahead of revenues from Woodside’s Scarborough Energy Project in Australia, strengthening the capacity for shareholder returns. The remainder of Stonepeak’s committed capital will be funded in subsequent years.

Woodside CEO Meg O’Neill welcomed Stonepeak to the Louisiana LNG Project.

“We are very pleased to have Stonepeak join us in Louisiana LNG, given their demonstrated track record investing in US gas and LNG infrastructure across LNG facilities, LNG carriers, and floating storage and regasification units.

“This transaction further confirms Louisiana LNG’s position as a globally attractive investment set to deliver long-term value to our shareholders. It is the result of a highly competitive process that attracted leading global counterparties and significantly reduces Woodside’s capital expenditure for this world-class project.

“The accelerated capital contribution from Stonepeak further enhances Louisiana LNG returns and strengthens Woodside’s near-term capacity for shareholder distributions.

“Our partnership with Stonepeak, together with our lump sum turnkey EPC agreement with Bechtel, and existing regulatory permits, give us confidence to progress at pace towards a final investment decision on Louisiana LNG.

“We are pleased with the strong level of interest from counterparties and customers in Louisiana LNG. We will continue advancing discussions with additional potential partners targeting an equity sell-down of around 50% in the integrated project. As we have demonstrated with our Scarborough and Pluto Train 2 Project in Australia, the addition of an infrastructure partner unlocks value and paves the way for other strategic equity partners,” she said.

Stonepeak Senior Managing Director and Head of US Private Equity James Wyper commented:

“With the need to bring significant additional capacity online over the coming years, we have strong conviction in the critical role Louisiana LNG will play in the US LNG export market. The project represents a compelling opportunity to invest in a newbuild LNG export facility nearing FID approval with an attractive risk-reward profile and best-in-class partners in both Bechtel and Woodside to construct and operate the asset.”

Transaction details

Stonepeak will hold 40% equity in Louisiana LNG Infrastructure LLC (InfraCo), with the remaining 60% of InfraCo owned by Louisiana LNG LLC (HoldCo), the holding company operated by Woodside.

InfraCo holds the Bechtel engineering, procurement and construction (EPC) agreement and, subject to final investment decision, will own and construct the liquefaction infrastructure and the common user facilities. InfraCo is operated by Woodside.

This investment in InfraCo is supported by a long-term liquefaction tolling agreement between InfraCo and HoldCo with competitive tolling fee terms. HoldCo will be responsible for gas supply and LNG offtake.

Stonepeak will provide $5.7 billion towards the expected capital expenditure for the development of the three train 16.5 million tonnes per annum foundation development of Louisiana LNG from the effective date of 1 January 2025.

Stonepeak’s contribution to the project capital expenditure will be accelerated in both 2025 and 2026, representing 75% of the total expected capital expenditure in those years. As a result, their total capital contribution of $5.7 billion will be lower than their nominal 40% equity interest in InfraCo, given the time value of money adjustment associated with the acceleration. In the event of a cost overrun, HoldCo will contribute the incremental capital. This provides capex certainty for Stonepeak and the ability for Holdco to benefit from capex efficiencies.

The estimated forward cost for the foundation development of Louisiana LNG from December 2024 remains $900-960/tonne. This includes EPC costs, contractor completion incentive payments, owner’s costs, allowances, and contingency. It excludes pipeline cost and HoldCo costs and contingency.

Completion of the transaction is subject to conditions precedent including final investment decision for the Louisiana LNG development, requisite regulatory, legal and other customary approvals. The effective date of the transaction is 1 January 2025, and closing is targeted in the second quarter of 2025. On completion, a payment of approximately $2 billion is anticipated for Stonepeak’s share of capex funding incurred since the effective date.

Woodside’s financial advisers are RBC Capital Markets and Evercore and its legal adviser is Norton Rose Fulbright.

About Woodside

Woodside is a global energy company providing reliable and affordable energy to help people lead better lives. We leverage our track record of world-class project execution and operational excellence as we build a diverse global portfolio to meet the world’s growing energy needs.

We have over 35 years of experience in the LNG industry including pioneering Australia’s LNG industry as operator of the North West Shelf Project where we shipped our first LNG cargo to Japan in 1989. We are executing major projects today, while pursuing growth opportunities that will deliver long-term value for our shareholders. We maintain a strong balance sheet and a disciplined investment approach.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $72 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, with a focus on downside protection and strong risk-adjusted returns.

Stonepeak, as sponsor of private equity and credit investment vehicles, provides capital, operational support, and committed partnership to grow investments in its target sectors, which include digital infrastructure, energy and energy transition, transport and logistics, and real estate. Stonepeak is headquartered in New York with offices in Houston, Washington, D.C., London, Hong Kong, Seoul, Singapore, Sydney, Tokyo, and Abu Dhabi.

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction, the expected benefits of the transaction and other future arrangements between the parties), expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.